UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** AND ENDING **12/31/16**
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIDTOWN PARTNERS & CO., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVE, SUITE 3000
(No. and Street)

NEW YORK   **NY**   **10168**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CLARKE   (212) 939-6420
                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100 ATLANTA   **GA**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOHN CLARKE _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MIDTOWN PARTNERS & CO., LLC _____ , as
of DECEMBER 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO _____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PAMELA R OVANDO
Notary Public – State of New York
NO. 01OV6352622
Qualified in New York County
My Commission Expires Dec 27, 2020

State of New York
County of New York

Sworn (or Affirmed) to before me this
27 day of February 20 17

MIDTOWN PARTNERS & CO., LLC

Financial Statements
For the Year Ended December 31, 2016
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have audited the accompanying financial statements of Midtown Partners & Co., LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Midtown Partners & Co., LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Midtown Partners & Co., LLC financial statements. The information is the responsibility of Midtown Partners & Co., LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	148
Receivables from broker dealer		587
Securities owned, at estimated fair market value		616,152
Securities owned, not readily marketable		58,003
Property and equipment, net of accumulated depreciation of $43,816		17,905
Prepaid expenses		10,250
Deposits		28,244
Employee and officer advances		4,986
Total Assets	$	736,275

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	95,566
Other liabilities		42,078
Total Liabilities		137,644
MEMBER'S EQUITY		598,631
Total Liabilities and Member's Equity	$	736,275

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Investment banking	$	3,350,250
Loss from securities owned		(51,859)
Other		34,902
Total revenues		3,333,293
OPERATING EXPENSES		
Compensation and benefits		2,190,494
Occupancy		154,470
Professional services		61,322
Communications		41,078
Travel		30,470
Licenses and registration		30,082
Other operating expenses		23,365
Total expenses		2,531,281
NET INCOME	$	802,012

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$	222,534
Contributions by member		214,085
Net income		802,012
Distributions to member:		
Securities owned		(600,000)
Cash		(40,000)
Balance, December 31, 2016	$	598,631

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	802,012
Adjustments to reconcile net income to net cash used by operations:		
Commissions paid with securities		1,828,800
Securities received as revenues		(3,048,000)
Depreciation expense		5,920
Receivable from broker dealer		(487)
Net loss on securities		51,859
Change in securities owned, net		13,737
Change in employee advances		(4,986)
Change in prepaid expenses		(474)
Change in deposits		2,172
Change in accounts payable		83,394
Change in other liabilities		34,478
NET CASH USED BY OPERATING ACTIVITIES		(231,575)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(14,357)
NET CASH USED BY INVESTING ACTIVITIES		(14,357)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		214,085
Distributions to member		(40,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		174,085
NET DECREASE IN CASH AND CASH EQUIVALENTS		(71,847)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		71,995
End of year	$	148
SUPPLEMENTAL CASH FLOW INFORMATION		
Items not affecting cash:		
Securities distributed to member	$	600,000

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Midtown Partners & Co., LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in May of 2000.

The Company provides advisory and investment banking services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Income Taxes: The Company is a proprietorship that is wholly-owned by a corporation (the "Parent") for income tax reporting purposes. Therefore. the member will report the entire taxable income on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided and as capital contributions, are recorded at fair market value.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $308,775, which was $299,599 in excess of its required net capital of $9,176, and its ratio of aggregate indebtedness to net capital was .45 to 1.

NOTE C – CONCENTRATIONS

Approximately 90% of investment banking revenues were earned from one customer in 2016.

NOTE D – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE E – SECURITIES OWNED (Continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2016.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock	$ 616,152	$ 616,152	$ -	$ -
Common stock, not readily marketable	58,000	58,000	-	-
Warrants for purchase of common stock	3	-	3	-
	$ 674,155	$ 674,152	$ 3	$ -

Fair value of investments in securities owned is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities' relationship to other benchmark securities.

There were no securities impaired at December 31, 2016.

NOTE F – LEASES

Operating leases:

The Company leases office facilities under an operating lease. Operating lease expense for 2016 was approximately $146,000

At December 31, 2016 the approximate future minimum lease payments under office facilities leases are as follows:

2017	$	122,000
2018		125,000
2019		65,000
	$	312,000

The Company subleased a portion of its office facilities through December 2016. Sublease income for 2016 was $33,000 and is included in other income. The sublease terminated at the end of 2016.

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity	$	598,631
Less non-allowable assets:		
Securities owned		58,003
Property and equipment		17,905
Prepaid expenses		10,250
Deposits		28,244
Employee and officer advances		4,986
		119,388
Net capital before haircuts		479,243
Less haircuts on securities positions		170,468
Net capital		
Minimum net capital required (greater of $5,000 or 6 2/3%		308,775
of aggregate indebtedness)		9,176
Excess net capital	$	299,599
Aggregate indebtedness	$	137,644
Percentage of aggregate indebtedness to net capital		44.58%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2016 and net capital as reported above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

380 Lexington Avenue, 30th Flr.
New York, NY 10168
Phone: 212.939.6430 ♦ *Fax:* 201.301.8846



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 22, 2017

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Midtown Partners & Co., LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: John Clarke

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Midtown Partners & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Midtown Partners & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Midtown Partners & Co., LLC stated that Midtown Partners & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midtown Partners & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midtown Partners & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC